CUSIP No. 422347 10 4                                              Page 1 of 4
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                             HEARTLAND EXPRESS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   422347 10 4
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.
[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  422347 10 4                                             Page 2 of 4


1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons RUSSELL A. GERDIN SS# ###-##-####

2)   Check the Appropriate Box if a Member of a Group                  N/A
                  (a)      [     ]
                  (b)      [     ]

3)   SEC Use Only

4)   Citizenship or Place of Organization: UNITED STATE OF AMERICA

     Number of      5)   Sole Voting Power                          18,718,012
     Shares
     Beneficially   6)   Shared Voting Power                                 0
     Owned by
     Each           7)   Sole Dispositive Power                     19,468,433*
     Reporting
     Person With    8)   Shared Dispositive Power                            0


9)   Aggregate Amount Beneficially Owned by Each Reporting Person   19,468,433*

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:      N/A

11)  Percent of Class Represented by Amount in Row 9:                     38.9%

12)  Type of Reporting Person:                IN

     *Mr. Gerdin owns 18,718,012 shares directly. An additional 750,421 shares are owned by a voting trust, the voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates.















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CUSIP No.  422347 10 4                                             Page 3 of 4


                                  SCHEDULE 13 G

Item 1.
       a.  Name of Issuer:                             Heartland Express, Inc.
       b.  Address of Issuer's Principal
           Executive Offices:                          2777 Heartland Drive
                                                       Coralville, IA 52241
Item 2.
       a.  Name of Person Filing:                      Russell A. Gerdin
       b.  Address of Principal Business
           Office:                                     2777 Heartland Drive
                                                       Coralville, IA 52241
       c.  Citizenship:                                United States of America
       d.  Title of Class of Securities:               Common Stock
       e.  CUSIP Number:                               422347 10 4

Item 3. If this statement is files pursuant to Rule 13d-1(b) or 13d-2(b), check whether the Person filing is a: N/A

Item 4. Ownership. The following information pertains as of December 31, 2003:
       a.  Amount Beneficially Owned:                               19,468,433*
       b.  Percent of Class:                                              38.9%
       c.  Number of Shares as to which such person has:
           (i)   sole power to vote or to direct the vote:          18,718,012*
           (ii)  shared power to vote or to direct the vote:                 0
(iii)    sole power to dispose or to direct the
         disposition of:                                            19,468,433*
(iv)     shared power to dispose or to direct the
         disposition of:                                                     0

Item 5.  Ownership of Five Percent or Less of a Class.                      N/A

Item 6.  Ownership of More than Five Percent on
         Behalf of Another Person.                                          N/A

     *Mr. Gerdin owns 18,718,012 shares directly. An additional 750,421 shares are owned by a voting trust, the voting trust certificates of which are held by Gerdin Family Investments, L.P. Mr. Gerdin is the general partner. Mr. Gerdin is not the voting trustee and has no power to vote the shares held by the voting trust. Mr. Gerdin does have dispositive power over the voting trust certificates.







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CUSIP No.  422347 10 4                                             Page 4 of 4

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.         N/A

Item 8.  Identification and Classification of Members of the Group.        N/A

Item 9.  Notice of Dissolution of Group.                                   N/A

Item10.  Certification.                                                    N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.

January 29, 2004
Date

/s/Russell A. Gerdin
Signature

Russell A. Gerdin, President and Secretary
Name and Title

                                 End of Report